UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Endocare, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 29264P104
(CUSIP Number) December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29264P104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Asset Management LLC Tax ID #41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 29264P104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Long/Short Fund Ltd. Tax ID #98-0475958
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.
(a)   Name of Issuer
Endocare, Inc.

(b)   Address of Issuer's Principal Executive Offices
201 Technology Drive
Irvine, CA  92618
Item 2.
(a)   Name of Person Filing

This statement is filed by: (i) Black River Asset Management LLC with respect to shares of common stock of the Issuer (“Shares”) owned by Black River Long/Short Fund Ltd. (“Long/Short Fund); and (ii) the Long/Short Fund with respect to Shares owned by it.

(b)   Address of Principal Business Office or, if none, Residence

Business office of Black River
12700 Whitewater Drive
Minnetonka, MN 55343

The address of the principal business office of Long/Short Fund
P.O. Box 309
Ugland House
Grand Cayman KY1-1104 Cayman Islands

(c)   Citizenship

Black River is Delaware limited liability company.
Long/Short Fund is a Cayman Islands exempted company.

(d)   Title of Class of Securities

Common Stock

(e)   CUSIP Number

29264P104

Item 3.      If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐  Broker or dealer registered under section 15 of the Act.

(b)   ☐  Bank as defined in section 3(a)(6) of the Act.

(c)   ☐  Insurance company as defined in section 3(a)(19) of the Act.

(d)   ☐  Investment company registered under section 8 of the Investment Company Act of 1940.

(e)   ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)    ☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)   ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)   ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)    ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)    ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership

1. Black River Asset Management LLC
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

2. Black River Long/Short Fund Ltd. (“Long/Short Fund”)
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.      Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.      Identification and Classification of Members of the Group

Not applicable.

Item 9.      Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date /s/ Robert S. Goedken
Signature Black River Asset Management LLC Robert S. Goedken, Chief Legal Officer
Name/Title

February 16, 2010
Date /s/ Robert S. Goedken
Signature Black River Long/Short Fund Ltd. By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title